SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Schedule 13E-3
Final Amendment

Rule 13e-3 Transaction Statement Under Section 13(e)
of the Securities Exchange Act of 1934

Fansteel Inc.
(Name of the Issuer)

Fansteel Inc.
Brian F. Cassady
Curtis J. Zamec, II
Leonard M. Levie
Greenwich Investment Company, LLC
(Name of Person(s) Filing Statement)

Common Stock, Par Value, $0.01
(Title of Class of Securities)

307260205
(CUSIP Number of Class of Securities)

Curtis J. Zamec, II
President and Chief Executive Officer
1746 Commerce Road
Creston, Iowa 50801
(641) 782-8521 x111
(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

With Copies To:
Joseph J. Selinger, Jr., Esq.
Tobin, Carberry, O'Malley, Riley & Selinger, P.C.
P.O. Box 58
New London, CT  06320

This statement is filed in connection with (check the appropriate box):

a.  ☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.  ☐ The filing of a registration statement under the Securities Act of 1933.
c.  ☐ A tender offer.
d.  ☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☒

Calculation of Filing Fee
Transaction Value $161,000		Amount of Filing Fee** $8.98

*     For purposes of calculating the fee only. This amount assumes the acquisition of 350,813 shares of common stock of the subject company estimated to be acquired from shareholders to which this Rule 13e-3 Transaction Statement relates for $0.46 per share.

**  The filing fee equals $161,000 x 0.00005580 as determined by Rule 0-11(b)(1).

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

INTRODUCTION

This final amendment (the "Final Amendment") to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), by Fansteel Inc. (the "Company" or "we", "us" or "our"), a Delaware corporation, and its affiliates, Brian F. Cassady, Curtis J. Zamec, II, Leonard M. Levie and Greenwich Investment Company, a Wyoming limited liability company which is wholly owned and controlled by Mr. Leonard M. Levie.  We sometimes refer herein to such affiliates collectively as the "Filing Affiliates" and refer to the Company and the Filing Affiliates as the "Filing Persons".

This Final Amendment is being jointly filed by the Filing Persons pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Schedule 13E-3.

Item 15.  ADDITIONAL INFORMATION

Item 15(b) is hereby amended and supplemented by the addition of the following information:

On November 16, 2009, the Company filed an amendment to its Amended and Restated Articles of Incorporation with the Delaware Secretary of State, in the form attached as Exhibit A to its Information Statement dated October 26, 2009.  Pursuant to this amendment, the Company implemented the Reverse Split effective as of 12:00 a.m. on November 16, 2009.  On November 16, 2009, the Company also filed a Certification and Notice of Termination of Registration on Form 15 with the United States Securities and Exchange Commission in order to deregister its Common Stock under the Exchange Act and suspend its obligation to file periodic and current reports under the Exchange Act.

The Company anticipates that before the end of November, 2009, it will distribute to its Stockholders of record a Letter of Transmittal substantially in the form that was attached as Exhibit B to the Information Statement.  Stockholders must complete and provide the information requested by the Letter of Transmittal, sign it, and return it to the Company's Registrar and Exchange Agent along with their stock certificate(s) in order to receive payment for fractional shares as referenced in the Letter of Transmittal.

On November 16, 2009, the Company's Board of Directors approved a resolution amending Article V, Section 1 of the Company's Amended and Restated By-laws.  The resolution provides that some or all of any or all classes or series of stock shall be uncertificated shares.  This resolution does not apply to shares represented by a certificate until such certificate is surrendered to the Company or its Registrar and Exchange Agent.  Upon surrender of such certificate to the Company or its Registrar and Exchange Agent, the record of ownership, taking into account the effect of any stock split, will be converted and held in book-entry-only form and no new stock certificate(s) will be issued.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set for in this statement is true, complete and correct.

Fansteel Inc.

	By:	/s/ Curtis J. Zamec, II
November 16, 2009		Curtis J. Zamec, II President and Chief Executive Officer

/s/ Brian F. Cassady
November 16, 2009		Brian F. Cassady

/s/ Curtis J. Zamec, II
November 16, 2009		Curtis J. Zamec, II

/s/ Leonard M. Levie
November 16, 2009		Leonard M. Levie
Greenwich Investment Company, LLC
	By:	/s/ Leonard M. Levie
November 16, 2009		Leonard M. Levie Its President

EXHIBIT INDEX

Exhibit Number	Description

(a)(i)	Information Statement on Schedule DEF 14C including all exhibits attached thereto, filed by us with the SEC on October 26, 2009 (incorporated herein by reference) (the "Information Statement").

(d)	Form of instructions and transmittal letters to stockholders for delivery of stock certificates and payment of Cash-Out price.

(f)	Statement describing appraisal rights and other proceedings.